UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Trimeris, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

896263100
(CUSIP Number)

Leo Kirby
667 Madison Avenue, 21st Floor
New York, NY  10065
(212) 339-5634
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 13, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS Julian C. Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER
SHARES		90,000
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		3,515,475
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		90,000
PERSON	10	SHARED DISPOSITIVE POWER
WITH		3,515,475

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,605,475

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) See Item 5 of this Amendment No. 1 for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS Felix J. Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER
SHARES		95,000
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		3,515,475
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		95,000
PERSON	10	SHARED DISPOSITIVE POWER
WITH		3,515,475

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,610,475

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) See Item 5 of this Amendment No.1 for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

Amendment No. to Schedule 13D

This Amendment No. 1 to Schedule 13D relates to common stock, par value $.001 per share (the “Common Stock”), of Trimeris, Inc. (“Trimeris”). This Amendment No. 1 supplements the initial statement on Schedule 13D, dated April 27, 2004 (the “Initial Statement”), filed by the Reporting Persons. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Initial Statement.

Except as specifically provided herein, this Amendment No.1 does not modify any of the information previously reported on Schedule 13D.

Item 4. Purpose of Transaction.

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

Set forth in the table below is the aggregate number of shares of Common Stock beneficially held, including shares that maybe acquired upon exercise of certain options as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 22,399,649 shares outstanding as of June 13, 2011, according to information furnished by Trimeris to the Reporting Persons.

Name	Number of Shares	Percent of Class Outstanding
Baker/Tisch Investments, L.P.	160,420	0.7%
Baker Bros. Investments, L.P.	149,411	0.7%
Baker Bros. Investments II, L.P.	166,949	0.7%
677, L.P.	1,253,084	5.6%
14159, L.P.	384	0.0%
Baker Biotech Fund II (A), L.P.	502,454	2.2%
Baker Brothers Life Sciences, L.P.	1,242,773	5.5%
FBB Associates	40,000	0.2%
Julian C. Baker	90,000	0.4%
Felix J. Baker	95,000	0.4%

Total	3,700,475	16.4%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships and general partnership listed in the table above (the “Controlled Entities”), Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares of Common Stock owned by such entities and may be deemed to have shared power to vote or direct the vote and to dispose or direct the disposition of such securities.

Felix J. Baker and Julian C. Baker are directors on the board of Trimeris.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities.

On June 13, 2011, Trimeris entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Synageva BioPharma Corp., a Delaware corporation (“Synageva”), and Tesla Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Trimeris (“Merger Sub”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Synageva, and Synageva will survive as a wholly-owned subsidiary of Trimeris (the “Merger”). The respective independent special committees of the boards of directors of Trimeris and Synageva recommended the approval of the Merger Agreement and the respective boards of directors of Trimeris and Synageva have approved the Merger Agreement and the transactions contemplated thereby.   All capitalized terms used in this Item 6 but not otherwise defined have the meanings ascribed to them in the Merger Agreement.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of Synageva capital stock will be converted into the right to receive that number of shares of Trimeris common stock as determined pursuant to the exchange ratio described in the Merger Agreement.  If the transactions contemplated by the Merger Agreement are consummated, at the Effective Time, certain of the Controlled Entities that are stockholders of Synageva will be entitled to receive shares of Trimeris common stock in accordance with the terms of the Merger Agreement.

On June 13, 2011, concurrently with the execution of the Merger Agreement, the Controlled Entities entered into a voting agreement in favor of Synageva (the “Synageva Voting Agreement”).  Pursuant to Section 2(a) of the Synageva Voting Agreement, the Controlled Entities have agreed that until the termination of the Synageva Voting Agreement in accordance with its terms, at any meeting of the stockholders of Trimeris and at any adjournment thereof, or pursuant to any consent in lieu of a meeting, to vote (or cause to be voted) all of its shares of Trimeris common stock: (i) in favor of the approval of the Parent Charter Amendment, the issuance of shares of Parent Common Stock pursuant to the Merger Agreement, and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Trimeris under the Merger Agreement and (iii) against (A) any Acquisition Proposal involving Trimeris or any of its subsidiaries, or (B) any action that would reasonably be expected, to impede, interfere with, prevent, delay, postpone or adversely affect the Merger or the transactions contemplated by the Merger Agreement.

Additionally, on June 13, 2011, concurrently with the execution of the Merger Agreement, certain of the Controlled Entities that are stockholders of Synageva entered into a voting agreement in favor of Trimeris (the “Trimeris Voting Agreement”).  Pursuant to Section 2(a) of the Trimeris Voting Agreement, certain of the Controlled Entities have agreed that until the termination of the Trimeris Voting Agreement in accordance with its terms, at any meeting of the stockholders of Synageva and at any adjournment thereof, or pursuant to any consent in lieu of a meeting, to vote (or cause to be voted) all of its shares: (i) in favor of the Merger, the adoption of the Merger Agreement, the approval of the transactions contemplated by the Merger Agreement, and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Synageva under the Merger Agreement and (iii) against (A) any Acquisition Proposal involving Synageva or any of its subsidiaries, or (B) any action that would reasonably be expected, to impede, interfere with, prevent, delay, postpone or adversely affect the Merger or the transactions contemplated by the Merger Agreement.

The forgeoing descriptions of the Merger Agreement, the Synageva Voting Agreement and the Trimeris Voting Agreement do  not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the form of Synageva Voting Agreement and the form of Trimeris Voting Agreement, attached hereto as Exhibits A, B, and C, respectively.

Item 7.  Material to be Filed as Exhibits

The information set forth in the Exhibit Index is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2011

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker

EXHIBIT INDEX

Exhibit	Description

A
Agreement and Plan of Merger and Reorganization, dated as of June 13, 2011, by and among Trimeris, Inc., Tesla Merger Sub, Inc. and Synageva BioPharma Corp. (incorporated herein by reference to Exhibit 2.1 to a Form 8-K report filed by Trimeris on June 13, 2011).

B
Form of Voting Agreement, dated June 13, 2011, among Trimeris, Inc., Synageva BioPharma Corp. and certain stockholders of Synageva BioPharma Corp. (incorporated herein by reference to Exhibit 10.1 to a Form 8-K report filed by Trimeris on June 13, 2011).

C
Form of Voting Agreement, dated June 13, 2011, among Synageva BioPharma Corp. and certain stockholders of Trimeris, Inc. (incorporated herein by reference to Exhibit 10.2 to a Form 8-K report filed by Trimeris on June 13, 2011).

D
Joint Filing Agreement, dated April 27, 2004, as required by Rule 13d-1(k) under the Exchange Act (incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 27, 2004).